January 8, 2016

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Arc Logistics Partners LP

Form 10-K for the Fiscal Year ended December 31, 2014

Filed March 12, 2015

Form 10-Q for the Fiscal Quarter ended September 30, 2015

Filed November 6, 2015

Response Dated December 21, 2015

File No. 001-36168

Ladies and Gentlemen:

Set forth below are the responses of Arc Logistics Partners LP (the “Partnership”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 5, 2016 and by a telephone call on January 6, 2016, with respect to (1) the Form 10-K for the Fiscal Year ended December 31, 2014, filed March 12, 2015, File No. 001-36168 (the “10-K”); (2) the Form 10-Q for the Fiscal Quarter ended September 30, 2015, filed November 6, 2015, File No. 001-36168 (the “10-Q”); and (3) the Partnership’s response to comments received from the Staff of the Commission by letter dated December 9, 2015, submitted December 21, 2015 (the “Response”).

We intend to incorporate our responses to the Staff’s comments into our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the 10-K and the 10-Q, as applicable, unless otherwise specified.

Securities and Exchange Commission

Form 10-K for the Fiscal Year ended December 31, 2014

Financial Statements

Note 15 – Commitments and Contingencies, page F-26

1.	We have read your response to prior comment 5 proposing various disclosure revisions to reaffirm that you have no accruals related to soil and groundwater contamination on your properties. However, given your Risk Factor discussion on page 23, indicating that such contamination may have occurred, notwithstanding an assessment of probability or ability to reasonably estimate, you were asked to clarify whether there is a reasonable possibility that your estimates will change in the near term and be material, also to clarify the nature of any such uncertainties, and to provide an estimate of possible loss, the range of loss, or a statement that such an estimate cannot be made to comply with FASB ASC 275-10-50-9 and FASB ASC 450-20-50-3 through 50-6 related to unrecognized contingencies.

The revisions that you have proposed do not appear to the staff to adequately address or clarify your position with regard to the aforementioned guidance. We would like to understand your reasons for not having an accrual. If you are aware of soil and groundwater contamination on your properties, it should be clear whether you have not accrued the costs of remediation because (i) you are unable to assess the possibility of having to undertake remediation, or (ii) you are unable to reasonably estimate the costs of remediation. If you have not disclosed further details because you believe that such costs are not reasonably possible to be material, please submit the analysis that you have performed in arriving at this view. We reissue prior comment 5.

Response: As of the date hereof, the Partnership has not experienced any releases of crude oil, petroleum products and fuels or other contaminants into the environment or discovered past releases that were previously unidentified that would give rise to evaluating an estimate of possible loss or a range of loss in accordance with FASB ASC 275-10-50-9 and FASB ASC 450-20-50-3 through 50-6. Recognizing the inconsistencies in the Partnership’s prior disclosure, the Partnership will revise the following risk factor and the corresponding disclosure in Note 15 to its consolidated financial statements in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as applicable, as follows, updated and revised as appropriate (new language has been underlined and deleted language has been stricken):

We could incur significant costs and liabilities in responding to contamination that occurs at our facilities.

Our terminal facilities have been used for the storage and throughput of crude oil, petroleum products and chemicals for many years, including prior to our ownership of such facilities. Although we have utilized and continue to utilize operating and disposal practices that ~~were~~ are standard in the industry ~~at the time~~, ~~hydrocarbons and wastes from time to~~

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~~time may have been spilled or released at the terminal properties~~ we may experience releases of crude oil, petroleum products and fuels or other contaminants into the environment or discover past releases that were previously unidentified, which could give rise to a material liability. ~~In addition, the terminal properties were previously owned and operated by other parties and those parties from time to time also may have spilled or released hydrocarbons or wastes.~~ The terminal properties are subject to federal, state and local laws that impose investigatory and remedial obligations, some of which are joint and several or strict liability obligations without regard to fault, to address and prevent environmental contamination. We may incur significant costs and liabilities to address ~~soil and groundwater~~ any environmental contamination that occurs on our properties, even if the contamination was caused by prior owners and operators of our facilities. We may not be able to recover some or any of these costs from insurance or other sources of contractual indemnity. To the extent that the costs associated with meeting any or all of these requirements are substantial and not adequately provided for, there could be a material adverse effect on our business, financial condition, results of operations and ability to make quarterly distributions to our unitholders.

Note 15—Commitments and Contingencies

Environmental matters

~~The Partnership may have environmental liabilities that arise from time to time in the ordinary course of business and provides~~ The Partnership may experience releases of crude oil, petroleum products and fuels or other contaminants into the environment or discover past releases that were previously unidentified. Although the Partnership maintains an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from the Partnership’s assets may affect its business. As a result, the Partnership may accrue for losses associated with environmental remediation obligations, when such losses are probable and reasonably estimable. Estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Loss accruals are adjusted as further information becomes available or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. ~~There were no accruals recorded for environmental losses as~~ The Partnership is not a party to any material pending legal proceedings relating to environmental remediation or other environmental matters and is not aware of any claims or events relating to environmental remediation or other environmental matters that, either individually or in the aggregate, could have a material adverse effect on the Partnership’s business, financial condition, results of operations and ability to make quarterly distributions to its unitholders. As of December 31, 2014 and 2013 December 31, 2013, the Partnership had not experienced any releases of crude oil, petroleum products and fuels or other contaminants into the environment or discovered past releases that were previously unidentified that would give rise to evaluating an estimate of possible loss or a range of loss. Accordingly, the Partnership has not accrued for any loss contingencies in 2014 and 2013.

Securities and Exchange Commission

Form 10-Q for the Fiscal Quarter ended September 30, 2015

Financial Statements

Note 3 – Acquisitions, page 12

2.	We note your response to prior comment 6, including your rationale for not filing historical and pro forma financial statements related to the acquisition of JBBR, clarifying that you regard JBBR a “business” for GAAP reporting purposes under FASB ASC 805-10-20, but not for SEC reporting purposes under Rule 11-01(d).

Please tell us the amounts and nature of all expenses related to the JBBR facility incurred during the fiscal years ended December 31, 2014, 2013 and 2012, and the interim periods prior to your acquisition in May 2015. Please also submit a schedule differentiating between amounts capitalized and expensed each period, having details based on the nature of costs and rationale for the accounting treatment.

Response: According to FASB ASC 805-10-20, a “business” consists of inputs and processes applied to those inputs that have the ability to create outputs. The three elements of a business for GAAP reporting purposes are as follows:

a.	Input – Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property and the ability to obtain access to necessary materials or rights and employees.

b.	Process – Any system, standard, protocol, convention or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll and other administrative systems typically are not processes used to create outputs.

c.	Output – The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.

As part of the Partnership’s acquisition of the JBBR facility, the Partnership evaluated the criteria included in ASC 805 and determined that the JBBR facility is considered a “business” for GAAP reporting purposes based on the following:

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a.	Inputs – As part of the Partnership’s acquisition of the JBBR facility, the Partnership acquired economic resources that have the ability to create outputs when one or more processes are applied to such resources. Examples include long-lived assets (i.e., rail track, rail unloading spots and related equipment, storage tanks, etc.) and intangible assets (i.e., two customer throughput contracts, the services under which commenced on the acquisition closing date).

b.	Processes – As part of the Partnership’s acquisition of the JBBR facility, the Partnership acquired a contract with SGS Petroleum Service Corporation, a leading provider of cost-effective solutions for terminal/midstream operators, among other services. SGS Petroleum Service Corporation performs the operational processes at the JBBR facility through an organized workforce, which has the necessary skills and experience and is capable of being applied to the inputs described above to create the outputs described below.

c.	Outputs – As a result of the acquired inputs and processes described above, the JBBR facility became capable, on the acquisition closing date, of providing a return to the Partnership in the form of cash flow generated from operations and subsequently to the Partnership’s unitholders in the form of distributions. This conclusion is supported by the fact that the Partnership’s acquisition of the JBBR facility was conditioned upon, and did not occur until, the sole customer of the facility acknowledged that the JBBR facility had become commercially operable. The date of commercial operability under the JBBR facility’s sole customer’s contracts started the generation of cash flow from operations under such contracts.

Based on the above analysis, the Partnership concluded that the JBBR facility should be considered a “business” for GAAP reporting purposes even though, based on the analysis provided in the Response to the Commission’s prior comment 6, the JBBR facility is not considered a “business” for SEC reporting purposes. In accordance with this conclusion, the customary GAAP accounting treatment surrounding business combinations was applied to the acquisition of the JBBR facility.

Notwithstanding the Partnership’s conclusion that the JBBR facility is a “business” for GAAP reporting purposes, based on the below factors, the Partnership concluded that it was appropriate to exclude the unaudited pro forma results pursuant to ASC 805 from its footnote disclosures in the 10-Q:

Prior to the construction of the JBBR facility, the property upon which the facility was constructed was part of a larger piece of vacant property owned by CenterPoint Properties Trust LLC (“CenterPoint”). CenterPoint is in the business of acquiring tracts of land and developing such property for commercial and industrial purposes. At the time the Partnership acquired the JBBR facility, the facility had no prior operating expenses or revenues. Prior to the acquisition closing date, all expenses related to the JBBR facility were related to the development, construction or commissioning of the JBBR facility and were capitalized accordingly. The amount

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of expenses incurred by the JBBR facility since the commencement of construction in the first quarter of 2014 was approximately $132 million. The nature of these costs was related to the development of the JBBR facility and included “soft costs” tied to the initial engineering, surveying, design and permitting of the project, as well as “hard costs” related to the actual construction and installation of the roadways, railways, unloading racks, storage tanks, pipeline and related ancillary connections and equipment (i.e., piping, pumps, etc.). The construction of the JBBR facility did not reach the stage of substantial completion, and the facility did not become commercially operable, until the date the Partnership acquired the facility, at which time the facility started to generate revenue pursuant to the express terms of the throughput agreements with the facility’s sole customer.

Under FASB ASC 805, public companies are required to disclose the revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information) unless the acquirer deems the supplemental pro forma information to be impracticable. Based upon the above information, the Partnership concluded that the supplemental pro forma information required under FASB ASC 805 would not have any comparable value to the reader, and, therefore, the Partnership included in the financial statements footnote an explanation with respect to such conclusion.

Please direct any questions you have with respect to the foregoing responses to me at (212) 993-1286 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

ARC LOGISTICS PARTNERS LP

By: Arc Logistics GP LLC, its general partner

By:	/s/ Bradley K. Oswald
Name:	Bradley K. Oswald
Title:	Senior Vice President, Chief Financial Officer and Treasurer

cc:	Jeannette Wong (Securities and Exchange Commission)
Karl Hiller (Securities and Exchange Commission)
Jason Langford (Securities and Exchange Commission)
Timothy Levenberg (Securities and Exchange Commission)
Michael Swidler (Vinson & Elkins L.L.P.)
Brenda Lenahan (Vinson & Elkins L.L.P.)
David Carroway (PricewaterhouseCoopers LLP)